Exhibit 1

CEMEX, S.A.B. DE C.V.

NOTICE OF

ORDINARY GENERAL SHAREHOLDERS MEETING

The Board of Directors of CEMEX, S.A.B. de C.V. (“CEMEX”) has resolved to call CEMEX’s Ordinary General Shareholders Meeting (the “Meeting”) that should be held at Auditorio Luis Elizondo, located at 540 Luis Elizondo Street, Colonia Alta Vista, in the city of Monterrey, Mexico, at 12:00 P.M. on March 26, 2020, in accordance with the following:

AGENDA

I.

PRESENTATION OF THE CHIEF EXECUTIVE OFFICER’S REPORT, INCLUDING CEMEX’S FINANCIAL STATEMENTS, RESULTS OF OPERATIONS, REPORT OF CASH FLOW AND VARIATIONS OF CAPITAL STOCK, AND PRESENTATION OF THE BOARD OF DIRECTORS’ REPORT, FOR THE FISCAL YEAR 2019, AS REQUIRED BY THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES); AND, AFTER HEARING THE OPINION OF THE BOARD OF DIRECTORS AS TO THE REPORTS BY THE CHIEF EXECUTIVE OFFICER, THE AUDIT AND CORPORATE PRACTICES COMMITTEE, THE ACCOUNTING POLICIES AND CRITERIA REPORT, AND THE TAX STATUS REPORT, DISCUSSION AND APPROVAL OF SUCH REPORTS.

II.	PROPOSAL OF ALLOCATION OF PROFITS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019.

III.	PRESENTATION OF THE BOARD OF DIRECTORS’ REPORT ON THE PROCEDURES AND APPROVALS PURSUANT TO WHICH THE REPURCHASE OF CEMEX’S SHARES WAS INSTRUCTED FOR THE 2019 BUSINESS YEAR.

IV.	THE PROPOSAL TO DETERMINE THE AMOUNT OF A RESERVE FOR THE ACQUISITION OF CEMEX’S SHARES OR OTHER INSTRUMENTS REPRESENTING SUCH SHARES.

V.

PROPOSALS TO DECREASE THE CAPITAL STOCK IN ITS VARIABLE PART BY: (A) CANCELING THE CEMEX SHARES REPURCHASED IN 2019 UNDER CEMEX’S SHARE REPURCHASE PROGRAM; (B) CANCELING THE CEMEX TREASURY SHARES RELATED TO THE ISSUANCE OF CEMEX’S MANDATORILY CONVERTIBLE NOTES ISSUED IN DECEMBER 2009 AND THAT MATURED IN NOVEMBER 2019; AND (C) CANCELING ANY CEMEX TREASURY SHARES RELATED TO THE ISSUANCE OF CEMEX’S OPTIONAL CONVERTIBLE NOTES, ISSUED IN MAY 2015 AND THAT WILL MATURE IN MARCH 2020, WHICH REMAIN IN CEMEX’S TREASURY AFTER THE MARCH 2020 DUE DATE.

VI.	APPOINTMENT OF MEMBERS, PRESIDENT AND SECRETARY OF THE BOARD OF DIRECTORS, AND OF MEMBERS AND PRESIDENTS, RESPECTIVELY, OF THE AUDIT, CORPORATE PRACTICES AND FINANCE, AND SUSTAINABILITY COMMITTEES.

VII.	COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS AND OF THE AUDIT, CORPORATE PRACTICES AND FINANCE, AND SUSTAINABILITY COMMITTEES.

VIII.	APPOINTMENT OF DELEGATES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE MEETING.

In order to be admitted into the Meeting, shareholders must prove their status by submitting to CEMEX’s Corporate Secretariat, located at Avenida Ricardo Margáin Zozaya, No. 325, Colonia Valle del Campestre, San Pedro Garza García municipality, Nuevo León, at least 48 (forty-eight) hours before the Meeting, the shares under their name or the corresponding certificates of deposit issued by a credit institution in Mexico or by a market intermediary operating in accordance with the Mexican Securities Market Law. Additionally, in accordance with Article 14 of CEMEX’s by-laws, the person to whom the documents evidencing the deposit were issued, must also be registered as a shareholder in the Registry maintained by CEMEX, and if applicable, in the Significant Participation Registry, and must also comply with the measures designed to prevent the acquisition of shares that would directly or indirectly confer control over CEMEX, pursuant to Articles 7 and 10 of CEMEX’s by-laws. If the provisions of subsections II.- (A) and II.- (B) of the abovementioned Article 7 are not complied with, the holder(s) will not be able to exercise the inherent rights of the shares over which they acquired ownership and such shares will be excluded from the Meeting’s quorum determination, and CEMEX will abstain from registering such shares of such holder(s) in the Shareholders Registry referred to in the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles), and any registry made through the Institute for the Deposit of Securities (Instituto para el Depósito de Valores), if applicable, will not take effect.

The certificates of deposit will be exchanged for admission cards, which shall mention the name of the shareholder and the number of shares he/she holds or represents. The shares held in deposit or the respective certificates will be returned upon the Meeting’s conclusion in exchange for the entrance certificates issued by CEMEX’s Corporate Secretariat. The abovementioned admission cards are required for access to the Meeting.

Stock market intermediaries and other interested parties may collect the proxy forms to be used to attend the Meeting on behalf of shareholders, at CEMEX’s Corporate Secretariat, located at Avenida Ricardo Margáin Zozaya, No. 325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo León.

All mexican shareholders who have not exchanged their shares for Ordinary Participation Certificates (Certificados de Participación Ordinarios) (CEMEX.CPO), or who do not maintain their shares in an investment account with a financial or stock intermediary, and who are recorded in the Shareholders Registry maintained by CEMEX, will need to submit their Federal Registry of Taxpayers Certificate to attend the Meeting.

Monterrey, Nuevo Leon, as of February 5, 2020

Lic. Roger Saldaña Madero

Secretary of the Board of Directors